Exhibit 99.1
NEWS RELEASE
Contact: Kathy Liebmann       (734) 241-2438                                                                          kathy.liebmann@la-z-boy.com
LA-Z-BOY REPORTS FISCAL 2009 SECOND-QUARTER RESULTS
Results impacted by non-cash tax charge of $38.2 million, or $0.74 per share
MONROE, MI. November 18, 2008—La-Z-Boy Incorporated (NYSE: LZB) today reported its operating results for the fiscal second quarter ended October 25, 2008.
HIGHLIGHTS:
•	Net sales for the quarter were $331.9 million, down 9.2% compared with the prior-year period resulting from increasingly difficult macroeconomic conditions which further weakened consumer demand for furniture;

•	The company reported a net loss of $53.7 million, or a loss of $1.04 per share, which included a non-cash $0.74 per-share charge for a valuation allowance against the company’s deferred tax assets and a $0.04 per-share restructuring charge, primarily related to the closure of the company’s Tremonton, Utah and United Kingdom operations;

•	For the prior-year second quarter, the company posted a net loss of $9.9 million, or $0.19 per share, which included a $0.11 per-share charge for a write-down of goodwill related to the company’s stores in southeastern Florida, a $0.12 per-share charge from discontinued operations, a large portion of which was attributable to intangible assets and liquidating inventory of businesses held for sale, and a $0.01 restructuring charge;
Kurt L. Darrow, La-Z-Boy’s President and Chief Executive Officer, said: “Over the course of the quarter, we experienced a progressive decline in sales trends, particularly in October, as sales deteriorated in conjunction with the turmoil in the global financial and credit markets. The economic landscape, coupled with the already weak housing market and historically low consumer confidence levels, required us to take aggressive action to realign our operating structure with the current rate of orders. In this challenging environment, we are focused on improving our profitability and, earlier this month, we announced the following initiatives:
•	An immediate reduction in our headcount by about 10%, or approximately 850 employees, across all levels of the company, which will result in an annual savings of $16 to $20 million;

•	Due to the overall tightening of the financial markets, and our decision to withdraw credit support to certain independent dealers, we anticipate the closure of 15 to 20, primarily dealer owned, La-Z-Boy Furniture Galleries® stores over the next 90 to 120 days;

•	A significant reduction of our planned fiscal 2009 capital expenditures from about $27 million to approximately $18 million to $20 million; and

•	An aggressive reduction of our overall operating expenses and inventories to be in alignment with today’s volumes.
Over the past several years, we have instituted significant cost-cutting measures while investing in our company to strengthen our operations. We expect these measures, when combined with other initiatives, including the Mexican cut-and-sew center, our new marketing campaign, with expanded national television advertising, as well as a large network of proprietary stores, will assist in positioning us to emerge from this difficult period.”
Upholstery
For the fiscal 2009 second quarter, sales in the company’s upholstery segment decreased 8.1% to $248 million compared with $270 million in the prior year’s second quarter. The segment’s operating margin declined to 3.3% from 7.1% in last year’s second quarter. Darrow stated, “Although our La-Z-Boy branded facilities are operating with a more efficient cellular manufacturing process, our margin was impacted by decreased volumes, rising raw material costs and an increase in advertising and bad debt expenses.”
Darrow continued, “While we have reduced our capital expenditure plans for the fiscal year, we are committed to moving ahead with projects that are paramount to improving our profitability. Our Mexican cut-and-sew operation is one such project and we are pleased that it is on schedule to come on line in January 2009. With the plant’s proximity to the U.S., combined with its lower cost structure, our overall operating costs will be reduced while we supply custom-order cut-and-sewn kits to our domestic facilities. Currently, however, as we are developing the Mexican operation, we are incurring associated costs which impacted our results for the quarter.”
Darrow added, “As part of our moves to strengthen the company, we announced that 15 to 20 La-Z-Boy Furniture Galleries® stores would close, the majority of which are dealer-owned. While we regret having to make these moves, they are necessary in light of the tight credit environment. A portion of the expense taken for bad debts this quarter is related to these stores and, while closing them will impact our volumes going forward, we believe it prudent to allocate resources to more productive stores within the system in an effort to contain future bad debt charges.”
For the fiscal 2009 second quarter, the La-Z-Boy Furniture Galleries® store system, which includes both company-owned and independent-licensed stores, opened one new store, relocated and/or remodeled one and closed four, bringing the total store count to 330, of which 219 are in the New Generation format. For the remainder of fiscal 2009, the network plans to open 10 New Generation format La-Z-Boy Furniture Galleries® stores (two new stores and eight will be either remodels or relocations) and, with the withdrawal of credit, it anticipates closing 15 to 20.
System-wide, for the third calendar quarter of 2008, including company-owned and independent-licensed stores, same-store written sales, which the company tracks as an indicator of retail activity, were down 4.7%. Total written sales, which include new stores, were down 4.6%. Additionally, same-store written sales for October were down over 17%, reflecting the magnitude of the change to the overall macroeconomic environment.

Casegoods
For the 2009 second quarter, casegoods sales were $48.5 million, down 17.7% from $58.9 million in the prior year’s second quarter. The segment’s operating margin decreased to 1.6% from 6.1% in last year’s fiscal second quarter. Darrow commented, “With the precipitous decline in our casegoods volume, due principally to the higher-ticket nature of wood furniture groups and our belief the consumer is postponing such purchases, we were unable to maintain our operating margin. Additionally, with our ability to ship product within a 14-day period, our customers are reluctant to take an inventory position in this environment. Further impacting our profitability for the quarter was the fact that our plants worked at less than 50% of their capacity due to the significant decline in volumes.”
Retail
For the quarter, retail sales were $39.5 million, down 14.5% compared with the prior-year period. The retail group posted an operating loss for the quarter, and its operating margin was (26.3%). Darrow stated, “Overall macroeconomic difficulties and record-low consumer confidence levels are impacting the consumer’s desire to make discretionary purchases and this negative consumer environment was magnified in our company-owned retail segment, particularly with the higher operating costs associated with the business. In October, we named Mark Bacon as Chief Retail Officer and, in his short time with the company, he has already identified areas for improvement and is making organizational and process changes to the business. Mark brings with him a wealth of retail experience and expertise from his prior associations with Pep Boys and Staples. We are confident he will be able to make a meaningful contribution to our company by improving the performance of the company-owned retail segment even in a challenging sales environment.”
During the second quarter, the company’s retail segment opened one new store and relocated one company-owned store. The company did not close any company-owned stores during the quarter. At the end of the second quarter, the company owned 70 stores, including 58 in the New Generation format. For the third quarter of fiscal 2009, the company-owned segment will not open or relocate/remodel any stores, but will close two locations.
Income Tax
As a result of losses sustained during the quarter, the impact of the restructuring actions taken over the past three years, the significant decline in current and projected demand for consumer furniture purchases and resulting uncertainty in the economic climate, the company reassessed the likelihood that it would be able to realize the benefit of its deferred tax assets. Due to these economic conditions, it concluded that a valuation allowance of $38.2 million should be recorded against the deferred tax assets, or $0.74 per share.
Balance Sheet
The company’s debt-to-capitalization ratio was 23.5% at the end of the second quarter compared with 24.9% a year ago. Sequentially, the debt-to-capitalization ratio increased from the last quarter as a result of the change in shareholders’ equity, driven primarily by the deferred tax valuation allowance. Due to the seasonality of the furniture business, the company’s accounts receivables increased $16.5 million to $196.8 million during the quarter, which were funded in part by the increase in our total debt versus last quarter. Additionally, in light of the uncertainty of the business environment, the company made the decision to reduce its quarterly dividend to shareholders from $0.04 per share to $0.02 per share. The dividend is payable on December 10, 2008, to shareholders of record on November 27, 2008.

Business Outlook
Commenting on the company’s business outlook, Darrow said: “The instability that continues to define the overall macroeconomic environment points to the likelihood of a protracted recession. We are particularly concerned with the inconsistency and lack of visibility of our incoming order rates coupled with the consumer confidence index falling to its lowest level on record. With that as a backdrop, the company deemed it prudent to suspend yearly guidance at this time. We will continue to run our business to improve profitability in this uncertain economic environment.”
Forward-looking Information
Any forward-looking statements contained in this news release are based on current information and assumptions and represent management’s best judgment at the present time. Actual results could differ materially from those anticipated or projected due to a number of factors. These factors include, but are not limited to: (a) changes in consumer confidence; (b) changes in demographics; (c) further changes in the housing market; (d) the impact of terrorism or war; (e) continued energy price changes; (f) the impact of logistics on imports; (g) the impact of interest rate changes; (h) changes in currency exchange rates; (i) competitive factors; (j) operating factors, such as supply, labor or distribution disruptions including changes in operating conditions or costs; (k) effects of restructuring actions; (l) changes in the domestic or international regulatory environment; (m) ability to implement global sourcing organization strategies; (n) fair value changes to our intangible assets due to actual results differing from projected; (o) the impact of adopting new accounting principles; (p) the impact from natural events such as hurricanes, earthquakes and tornadoes; (q) the ability to procure fabric rolls and leather hides or cut and sewn fabric sets domestically or abroad; (r) continued decline in the credit market and potential impacts on our customers; (s) those matters discussed in Item 1A of our fiscal 2008 Annual Report and factors relating to acquisitions and other factors identified from time to time in our reports filed with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements, either to reflect new developments or for any other reason.
Additional Information
This news release is just one part of La-Z-Boy’s financial disclosures and should be read in conjunction with other information filed with the Securities and Exchange Commission, which is available at http://www.la-z-boy.com/about/investorRelations/sec_filings.aspx. Investors and others wishing to be notified of future La-Z-Boy news releases, SEC filings and quarterly investor conference calls may sign up at:
http://www.la-z-boy.com/about/investorRelations/IR_email_alerts.aspx.
Background Information
La-Z-Boy Incorporated is one of the world’s leading residential furniture producers, marketing furniture for every room of the home. The La-Z-Boy Upholstery Group companies are Bauhaus, England and La-Z-Boy. The La-Z-Boy Casegoods Group companies are American Drew/Lea, Hammary and Kincaid.
The corporation’s proprietary distribution network is dedicated exclusively to selling La-Z-Boy Incorporated products and brands, and includes 330 stand-alone La-Z-Boy Furniture Galleries® stores and 434 Comfort Studios, in addition to in-store gallery programs at the company’s Kincaid, England and Lea operating units. According to industry trade publication In Furniture, the La-Z-Boy Furniture Galleries retail network is North America’s largest single-brand furniture retailer. Additional information is available at http://www.la-z-boy.com/.
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LA-Z-BOY INCORPORATED
CONSOLIDATED STATEMENT OF OPERATIONS

	Second Quarter Ended
(Unaudited, amounts in thousands, except per share data)	10/25/08	10/27/07

Sales	$331,948	$365,434
Cost of sales
Cost of goods sold	242,681	266,658
Restructuring	2,236	518

Total cost of sales	244,917	267,176
Gross profit	87,031	98,258
Selling, general and administrative	101,942	98,098
Write-down of intangibles	408	5,809
Restructuring	687	449

Operating loss	(16,006)	(6,098)
Interest expense	1,651	2,120
Interest income	630	1,543
Other expense, net	685	169

Loss from continuing operations before income taxes	(17,712)	(6,844)
Income tax expense/(benefit)	36,032	(3,192)

Loss from continuing operations	(53,744)	(3,652)
Loss from discontinued operations (net of tax)	—	(6,282)

Net loss	$(53,744)	$(9,934)

Basic average shares	51,458	51,410
Basic loss from continuing operations per share	$(1.04)	$(0.07)
Discontinued operations per share (net of tax)	—	(0.12)

Basic net loss per share	$(1.04)	$(0.19)

Diluted average shares	51,458	51,410
Diluted loss from continuing operations per share	$(1.04)	$(0.07)
Discontinued operations per share (net of tax)	—	(0.12)

Diluted net loss per share	$(1.04)	$(0.19)

Dividends paid per share	$0.04	$0.12

LA-Z-BOY INCORPORATED
CONSOLIDATED STATEMENT OF OPERATIONS

	Six Months Ended
(Unaudited, amounts in thousands, except per share data)	10/25/08	10/27/07

Sales	$653,600	$709,830
Cost of sales
Cost of goods sold	477,795	525,801
Restructuring	8,032	3,079

Total cost of sales	485,827	528,880
Gross profit	167,773	180,950
Selling, general and administrative	193,781	192,606
Write-down of intangibles	1,700	5,809
Restructuring	1,467	1,569

Operating loss	(29,175)	(19,034)
Interest expense	3,146	4,217
Interest income	1,562	2,936
Other expense, net	541	114

Loss from continuing operations before income taxes	(31,300)	(20,429)
Income tax expense/(benefit)	30,988	(8,235)

Loss from continuing operations	(62,288)	(12,194)
Loss from discontinued operations (net of tax)	—	(6,434)

Net loss	$(62,288)	$(18,628)

Basic average shares	51,443	51,395
Basic loss from continuing operations per share	$(1.21)	$(0.24)
Discontinued operations per share (net of tax)	—	(0.12)

Basic net loss per share	$(1.21)	$(0.36)

Diluted average shares	51,443	51,395
Diluted loss from continuing operations per share	$(1.21)	$(0.24)
Discontinued operations per share (net of tax)	—	(0.12)

Diluted net loss per share	$(1.21)	$(0.36)

Dividends paid per share	$0.08	$0.24

LA-Z-BOY INCORPORATED
CONSOLIDATED BALANCE SHEET

(Unaudited, amounts in thousands)	10/25/08	4/26/08

Current assets
Cash and equivalents	$14,485	$14,982
Receivables, net	196,804	200,422
Inventories, net	167,113	178,361
Deferred income taxes—current	2,077	12,398
Other current assets	28,045	21,325

Total current assets	408,524	427,488
Property, plant and equipment, net	164,244	171,001
Deferred income taxes—long term	810	26,922
Goodwill	45,533	47,233
Trade names	9,006	9,006
Other long-term assets, net	74,845	87,220

Total assets	$702,962	$768,870

Current liabilities
Short-term borrowings	$7,000	$—
Current portion of long-term debt	10,164	4,792
Accounts payable	58,348	56,421
Accrued expenses and other current liabilities	88,964	102,700

Total current liabilities	164,476	163,913
Long-term debt	99,819	99,578
Deferred income taxes—long term	6,406	—
Other long-term liabilities	51,462	54,783
Contingencies and commitments	—	—
Shareholders’ equity
Common shares, $1 par value	51,469	51,428
Capital in excess of par value	203,489	209,388
Retained earnings	131,371	190,215
Accumulated other comprehensive loss	(5,530)	(435)

Total shareholders’ equity	380,799	450,596

Total liabilities and shareholders’ equity	$702,962	$768,870

LA-Z-BOY INCORPORATED
CONSOLIDATED STATEMENT OF CASH FLOWS

	Second Quarter Ended		Six Months Ended
(Unaudited, amounts in thousands)	10/25/08	10/27/07	10/25/08	10/27/07

Cash flows from operating activities
Net loss	$(53,744)	$(9,934)	$(62,288)	$(18,628)
Adjustments to reconcile net loss to cash provided by (used for) operating activities (Gain)/loss on sale of assets	(604)	(36)	(2,670)	16
Loss on the sale of discontinued operations (net of tax)	—	3,990	—	3,990
Write-down of businesses held for sale (net of tax)	—	2,159	—	2,159
Write-down of intangibles	408	5,809	1,700	5,809
Restructuring	2,923	967	9,499	4,648
Provision for doubtful accounts	4,797	1,505	9,000	3,619
Depreciation and amortization	5,989	6,093	11,943	12,313
Stock-based compensation expense	986	1,001	1,855	1,862
Change in receivables	(22,261)	(13,409)	(8,091)	9,188
Change in inventories	(63)	15,323	10,843	9,252
Change in payables	8,375	1,205	1,927	(14,268)
Change in other assets and liabilities	(2,893)	4,484	(26,525)	(18,814)
Change in deferred taxes	41,677	(4,671)	42,838	(6,146)

Total adjustments	39,334	24,420	52,319	13,628

Net cash provided by (used for) operating activities	(14,410)	14,486	(9,969)	(5,000)

Cash flows from investing activities
Proceeds from disposals of assets	2,805	867	7,786	7,282
Proceeds from sale of discontinued operations	—	4,019	—	4,019
Capital expenditures	(2,618)	(5,970)	(9,990)	(15,599)
Purchases of investments	(3,516)	(6,648)	(8,965)	(13,270)
Proceeds from sales of investments	5,233	7,801	11,027	14,593
Change in other long-term assets	158	365	229	385

Net cash provided by (used for) investing activities	2,062	434	87	(2,590)

Cash flows from financing activities
Proceeds from debt	24,831	112	39,466	817
Payments on debt	(6,430)	(338)	(25,287)	(1,238)
Stock issued/canceled for stock and employee benefit plans	2	(94)	—	(116)
Dividends paid	(2,076)	(6,232)	(4,151)	(12,441)

Net cash provided by (used for) financing activities	16,327	(6,552)	10,028	(12,978)

Effect of exchange rate changes on cash and equivalents	(604)	538	(643)	1,539

Change in cash and equivalents	3,375	8,906	(497)	(19,029)
Cash and equivalents at beginning of period	11,110	23,786	14,982	51,721

Cash and equivalents at end of period	$14,485	$32,692	$14,485	$32,692

Cash paid (net of refunds) during period — income taxes	$(719)	$758	$204	$3,893
Cash paid during period — interest	$1,287	$1,495	$2,413	$3,405

LA-Z-BOY INCORPORATED
SEGMENT INFORMATION

	Second Quarter Ended		Six Months Ended
	10/25/08	10/27/07	10/25/08	10/27/07
(Unaudited, amounts in thousands)	(13 weeks)	(13 weeks)	(26 weeks)	(26 weeks)
Sales
Upholstery Group	$247,934	$269,749	$485,052	$524,506
Casegoods Group	48,473	58,892	96,594	112,466
Retail Group	39,484	46,163	81,911	91,394
VIEs/Eliminations	(3,943)	(9,370)	(9,957)	(18,536)

Consolidated	$331,948	$365,434	$653,600	$709,830

Operating income (loss)
Upholstery Group	$8,118	$19,036	$17,975	$27,903
Casegoods Group	755	3,577	2,132	6,177
Retail Group	(10,391)	(9,119)	(20,401)	(19,193)
Corporate and Other*	(11,157)	(12,816)	(17,682)	(23,464)
Intangible write-down	(408)	(5,809)	(1,700)	(5,809)
Restructuring	(2,923)	(967)	(9,499)	(4,648)

	$(16,006)	$(6,098)	$(29,175)	$(19,034)

*	Variable Interest Entities (“VIEs”) are included in corporate and other.